SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Immediate Report filed with the Israel Securities Authority and the Tel Aviv Stock Exchange dated July 7, 2008.




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                                                                          ITEM 1


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                         Internet Gold-Golden Lines Ltd.
                                 (the "Company")


                                                                    July 7, 2008

To: Tel Aviv Stock Exchange                     To: Israeli Securities Authority

                              Re: Immediate Report


Internet Gold Golden Lines announced that court approval has been obtained for the appointment of Clal Finance Trusts 2007 Ltd. as the new Trustee for the Company's Series A bonds and for the resignation of Ubank Trust Company Ltd., the former trustee.

Ubank had notified the Company earlier this year of its intention to withdraw from its role as Trustee for the Company's Series A Bonds due to a potential conflict of interest and based on the general guidelines of the Israeli Securities Authority, due to the fact that FIBI Bank, one of our bank lenders, has a controlling interest in Ubank.


Respectfully,

Internet Gold Golden Lines Ltd.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                            Name: Eli Holtzman
                                            Title: Chief Executive Officer




Date: July 8, 2008